SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2007

DOUBLE HULL TANKERS, INC.

(Exact name of Registrant as specified in its charter)
26 New Street
St. Helier, Jersey JE23A
Channel Islands
(Address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑    Form 40-F ☐

(Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b))

The press release issued by Double Hull Tankers, Inc. on July 27, 2007 announcing its entry into an agreement to acquire a 2001 built Suezmax tanker for $92.7 million for delivery in November / December 2007 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated July 27, 2007 of Double Hull Tankers, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Double Hull Tankers, Inc.
(Registrant)

Date August 1, 2007	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer